Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2013

March 28, 2014

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Corporation” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2013, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this Annual Information Form.

Documents	Where they are incorporated in this Annual Information Form
Cascades Inc.’s 2013 Annual Report - Management’s Discussion and Analysis, NEAR-TERM OUTLOOK, page 32, RISK FACTORS, page 37	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Risk Factors).

Annual Information Form

ITEM 1 - DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 28, 2014. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2013.

ITEM 2 - CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Corporation.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Corporation’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Corporation.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Corporation. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

Since February 14, 2011, all Québec corporations incorporated under Part IA of the Companies Act (Québec) are governed by the Business Corporations Act (Québec).

On July 27, 2011, the Corporation amended its Articles which essentially provide that (i) the board of directors may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later that the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the board of directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders may be held outside of the Province of Québec.

The head office and corporate offices of Cascades are located at 404 Marie Victorin Blvd, Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. Cascades’ website can be found at www.cascades.com.

2.2	Intercorporate Relationships

The following list sets out the principal wholly-owned subsidiaries of the Corporation and their respective jurisdiction as at December 31, 2013 :

Corporate Name	Jurisdiction

Cascades Canada ULC Cascades USA Inc Cascades Europe SAS	Alberta, Canada Delaware France

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Financing activities

Bank Financing

On February 10, 2011, the Corporation entered into an agreement to amend and extend until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings was reduced from 2.750% to 2.125%.

In August 2012, the Corporation amended its revolving credit facility. The changes resulted in future lower financing costs and on extended maturity to February 2016. Financial covenants remain unchanged.

Annual Information Form

Unsecured Senior Notes

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). Also, on November 20, 2012, the Corporation repurchased US$5 million of its 7.25% unsecured senior notes for an amount of US$5 million ($5 million). No gain or loss resulted from these transactions. Approximately US$4 million ($4 million) aggregate principal amount of 7.25% notes and US$6 million ($6 million) aggregate principal amount of 6.75% notes expiring in 2013 remain outstanding as at December 31, 2012.

In 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million) and US$6 million of its 6.75% unsecured senior notes for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.

In 2013, the Corporation also paid US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes and US$10 million ($10 million) for the settlement of derivative financial instruments related to its 6.75% unsecured senior notes.

Corporate Activities

On May 9th, 2013, Mr. Mario Plourde was appointed President and Chief Executive Officer of the Corporation, following a two (2) year transition period as Chief Operating Officer.

Packaging Products Sector

European Boxboard Group

On September 13, 2007, Cascades entered into a Combination Agreement (the “Agreement”) with Reno de Medici S.p.A. (“RdM”), a publicly traded european company based in Milan (Italy), which produces recycled boxboard. As a result of this Agreement, the Corporation contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., in exchange for 115.6 million shares or 30.63% of the outstanding shares in RdM. The Agreement also provided, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase or sell two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM had a call option to be exercised 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011 by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades and RdM. The Corporation is also granted the right to require that the entire put option price, as the case may be, be paid in newly issued common shares of RdM. It is not expected that Cascades will exercise this put option. In addition to this Agreement, in 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option to buy all of the shares held by Industria in the capital stock of RdM (which represented 9.07% of the outstanding shares of RdM) (100% of the shares held by Industria) for € 0.43 per share between March 1, 2011 and December 31, 2012. Industria also had the option of requiring the Corporation to purchase the shares for € 0.41 per share between January 1, 2013 and March 31, 2014. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it would be exercised after the first quarter of 2013, an obligation in the amount of € 14 million ($18 million) was recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million). The Corporation’s share in the equity of RdM as at December 31, 2013, stands at 57.61%.

In February 2014, the Corporation announced that its subsidiary, Cascades Djupafors, located in Ronneby, Sweden, initiated a consultation process with the unions concerning the potential closure of its manufacturing activities.

Containerboard Group

On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million) which is receivable over a maximum of 3 years. The Corporation realized a loss of $2 million before income taxes and incurred transaction fees of $1 million. This mill produced more than 145,000 tons yearly and employed approximately 160 employees.

On March 10, 2011, Cascades announced the definitive closure of the Norampac - Leominster, Massachusetts converting plant. The production of this plant specialized in the converting of corrugated products, was redirected to the Thompson Connecticut plant and other Norampac facilities in the Northeastern United States. Nearly 100 employees were affected by the closure of the plant.

On March 11, 2011, Cascades announced that it had entered into an agreement for the sale of Dopaco, Inc. and Dopaco Canada, Inc. (collectively “Dopaco”), its converting business for the quick-service restaurant industry which was part of the Containerboard Group, to Reynolds Group Holdings Limited. On May 2, 2011, the Corporation completed the transaction for a cash consideration of US$310 million ($288 million), net of transaction fees and current income taxes. The Corporation realized a gain of US$116 million ($110 million) net of income taxes of US$87 million ($82 million).

On June 23, 2011, Cascades sold two of its Containerboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($20 million), US$5 million ($5 million) of which has been received net of transaction fees paid of $1 million. The consideration also included a balance of sale price of US$10 million ($10 million) which will be received over a 4 year period as well as the fair value of US$4 million ($4 million) of natural gas contracts agreements concluded with the acquirer as part of the transaction. The Corporation realized a loss of $8 million before income taxes.

Annual Information Form

On June 27, 2011, Cascades announced the investment of its Norampac division in Greenpac Mill LLC (“Greenpac”), a corporation created with the Caisse de dépôt et placement du Québec (the “Caisse”), Jamestown Container and one other industry partner, for the purpose of constructing and operating a state of the art containerboard mill to be located in New York State. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. Greenpac will manufacture a light weight linerboard made with 100% recycled fibers on a single machine having a width of 328 inches with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances. The Greenpac mill will be constructed for an estimated total cost of US$430 million financed by a US$140 million equity investment of which US$84 million (59.7%) has been invested by Cascades, US$28.3 million (20.2%) will be invested by the Caisse, and US$28.1 million (20.1%) will be invested by Jamestown Container and the other industry partner. The first equity contribution was made in July 2011. The remainder of the financing is in the form of debt, including senior debt in the amount of US$228.9 million, which was led by GE Capital, and subordinated debt in the amount of US$61 million. Senior debt was provided by an international banking syndicate managed by GE Capital. The subordinated debt will be provided by the Caisse (US$45.75 million) and Cascades (US$15.25 million), and will serve to bridge expected refundable tax credits. Greenpac’s debt will be without recourse to Cascades and will have a 10-year maturity. Norampac will assume responsibility for managing the day-to-day operations of Greenpac. In 2012, the Corporation granted a US$15 million ($15 million) bridge loan to Greenpac Holding LLC. The loan will mature no later than 2021 and bears interest ranging from 7.5% to 12% depending on the stage of completion of the Greenpac project. It is expected that the loan will be repaid over the next four (4) years through secured tax credits and operational cash flows. The Corporation also granted in 2012, US$18 million ($18 million) in letters of credit in relation to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013.

Since 2010, the Corporation has invested US$129 million ($130 million) and (US$30 million) ($32 million) in 2013, including a bridge loan of US$15 million ($15 million) in Greenpac Mill LLC (Greenpac) relating to the construction of a recycled containerboard mill in New York State (U.S.A.) in partnership with third parties. The facility was built on the property located adjacent to the existing containerboard mill in Niagara Falls, NY. Considered to be the most advanced in its category in North America, Greenpac produces a lightweight linerboard, made of a 100% recycled fibre, on a 328-inch machine (8.33 meters), with an annual production capacity of 540,000 short tons. The mill successfully started its production as planned on July 15, 2013. The objective of achieving full capacity within twelve (12) months still stands and the ramp-up has been progressing according to plan. Average daily production during the first six months of 2013 was 639 short tons per day (799 short tons per day in the fourth quarter of 2013) with peaks at over 1,300 tons on a nameplate capacity of 1,500 tons per day. The Corporation’s interest in the project stands at 59.7% and except for the bridge loan, this investment is accounted for using the equity method. The Corporation recorded its 59.7% share of the net results of Greenpac which includes start-up costs, depreciation and financing expenses. The overall impact amounted to a net loss of $9 million including specific items for the year.

The initial estimated cost of the Greenpac mill was US$430 million. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has guaranteed cost overruns relating to the construction costs in excess of the budgeted construction costs, which should remain in place until the ramp-up period is completed. The final costs of the project will be determined at the end of the ramp-up period but it is estimated that additional costs will be approximately 10% over the initial project cost. The necessary funding for the additional costs have been provided by the partners. In December 2013, the Corporation issued a letter of credit in the amount of US$21 million in relation to the debt service reserve account of the project. This letter of credit will be reduced gradually in 2014 and should be eliminated by the end of 2014. In August 2013, the Corporation filed a lawsuit against the former owner of the land where the Greenpac Mill has been built, for compensatory damages relating to additional costs incurred to remediate contaminated soil.

On September 20, 2011, Cascades announced the closure of its Norampac containerboard mill located in Burnaby (British Columbia). At the same time, Cascades announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 million and the closure was effective on November 6, 2011. Nearly 100 employees were affected by the closure. The mill’s production was redirected towards other Norampac facilities.

On October 12, 2011, Cascades announced the closure of the Norampac plant located in Le Gardeur (Québec), specialized in the conversion of corrugated products. The plant’s operations were redirected towards other Norampac Québec based plants that already served the greater Montréal region. Nearly 50 employees were affected by this closure.

On April 1, 2012, Cascades purchased all of the outstanding shares of Bird Packaging Limited (“Bird”) located in Ontario, for a cash consideration of $14 million. The Corporation also assumed $3 million of debt and recorded $8 million of capital-lease obligations following the purchase price allocation. The assets included containerboard converting equipment as well as warehouses located in Guelph, Kitchener and Windsor. Founded in 1975, Bird specializes in the manufacturing of corrugated boxes of all sizes and grades, floor displays and products with high standards of printing. This acquisition will allow the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst its customers and to add a team of skilled resources.

On April 25, 2012, Cascades announced the consolidation of the Containerboard Group corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St-Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation resulted in the permanent closure of its Norampac North York and Peterborough (Ontario) units on June 30 as well as the OCD plant in Mississauga (Ontario), at the end of October. The production from these plants was redirected to other Norampac converting plants in Ontario. Many of the 200 employees from the three plants transferred to other Norampac plants in Ontario.

On September 5, 2012, Cascades announced major investments in some of its folding carton and microlithography plants of its Containerboard Group. With a total investment of $22 million, the Montréal, Mississauga, Winnipeg and Cobourg plants benefited from the installation of new modern equipment optimizing their production and efficiency. Concurrently with this investment program, the Lachute (Québec) folding carton plant was closed at the beginning of the second quarter of 2013, and its production volume was gradually transferred to other facilities. Nearly 155 employees were affected by the closure of the Lachute plant, while approximately 40% of them were relocated to other Norampac and Cascades units in Québec.

Annual Information Form

On November 27, 2013, the Corporation announced the creation of a new joint venture in the Atlantic Provinces related to its Newfoundland and Moncton plants with Maritime Paper Products Limited. The transaction closed on February 1, 2014.

Specialty Products Group

On April 6, 2011, the Corporation increased from 10% to 50% its investments in NorCan Flexible Packaging Inc. (Mississauga, Ontario) (“NorCan”), which designs, manufactures, distributes and sells flexible film for packaging products for a cash consideration of $2 million. The acquisition- date fair value of the total consideration paid was $5 million. In addition to the 50% interest in NorCan, the Corporation also has a casting vote over all of NorCan’s Board of Directors decisions in the event of a tie vote. This acquisition contributes to diversify the products offering of the Specialty Products Group. The Corporation’s interest in NorCan increased to 56.5% in 2012.

On May 31, 2011, the Corporation purchased through its subsidiary Cascades Recovery Inc. all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (“Genor”) for a total consideration of $9 million, consisting of a cash consideration of $4 million and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario (Canada). This acquisition allows the Corporation to increase its access to waste paper.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois (United States) for a total consideration of US$6 million ($6 million), consisting of a cash consideration of US$3 million ($3 million) and a balance of purchase price of US$3 million ($3 million). This acquisition is expected to create synergies with other business units.

On February 22, 2012, Cascades announced the permanent closure of its Cascades Enviropac plant located in Toronto (Ontario), specialized in the manufacturing of honeycomb packaging. The production was progressively redirected towards the Cascades Enviropac Berthierville (Québec) and the Grand Rapids (Michigan) plants. Approximately 36 employees were affected by this closure.

Tissue Papers Sector

On March 4, 2011, Cascades announced an investment of $22 million, net of government grants, for the installation and the start-up of a new technology at its Candiac (Québec) tissue paper mill to produce a superior quality tissue paper with less recycled fibers. This new technological addition will allow Cascades to manufacture tissue products with fewer fibers, less energy, less water and fewer chemical products than in any other paper manufacturing process.

On November 1, 2011, Cascades finalized the acquisition of 50% of the shares that it did not already own in Papersource Converting Mill Corp., a tissue paper converting plant that manufactures products for the Away-from-Home market located in Granby (Québec). The cash consideration paid was $60 million. A gain of $37 million resulted from this transaction. The acquisition constitutes an important step in the action plan to modernize operations, and will optimize production in the Northeastern United States, in Québec and in Ontario. It employs more than 160 employees.

On August 13, 2012, Cascades announced the permanent closure of one of its Scarborough converting plants located on McNicoll Street, in Toronto (Ontario). The Corporation acquired these assets from Atlas Paper Bag Company Ltd. on March 10, 2010, for a counterpart of $3 million. The production of this unit specialized in paper napkin production for the Away-from-Home market, mainly for quick service restaurants, was redirected to the Laval (Québec) and Waterford (New York) plants, also specialized in that market. Approximately 30 employees were affected by this closure.

During the third quarter of 2013, the Corporation announced plans to increase capacity at the Tissue Group’s St-Helens, Oregon plant. The project, of which the total cost is estimated to be $35 million, consists in converting and starting up a second paper machine at the Oregon plant. The retrofitting of an existing machine will contribute additional capacity of 55,000 tons to the market at a lower capital cost and on a faster timeline than if a new machine was to be built.

3.2	Significant Acquisitions

No significant acquisition was completed by the Corporation during the financial year ended December 31, 2013 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.

3.3	Trends

Reference is made to Management’s Discussion and Analysis in the 2013 Annual Report, specifically on page 32 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

ITEM 4 - DESCRIPTION OF THE BUSINESS

4.1	General

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fiber. In 2013, including its equity investment in Reno De Medici S.p.A., Cascades consumed approximately 3.874 million short tons of fiber. Recycled fiber, wood fiber (chips and logs) and pulp respectively accounted for 78%, 12% and 10% of the total fiber consumption. Cascades sources most of its supply of recycled fiber through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades sources its supply of wood fiber and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.

Annual Information Form

Cascades conducts its business principally through two operating sectors, namely:

1)	The Packaging Products sector which includes:

i)	The European Boxboard Group, a manufacturer of premium coated boxboard and folding cartons in Europe;

ii)	The Containerboard Group, a manufacturer of containerboard and boxboard and leading converter of corrugated and folding carton products in North America; and

iii)	The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer packaging and is also involved in recovery and recycling.

2)	The Tissue Papers sector operates units that manufacture and convert tissue paper for the Away-from-Home and consumer products markets.

These two sectors include over 100 operating units located in Canada, the United States and Europe. As of December 2013, the Corporation employs more than 12,000 employees, of which 10,000 were employees of its Canadian and United States operations. Approximately 41% of the manpower is unionized under 38 separate collective bargaining agreements. Of the 38 collective bargaining agreements in North America, 13 will expire in 2014 and 10 in 2015.

This structure, which focuses on the Groups’ autonomy, decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

4.2	Industry Sector Information

4.2.1	Packaging Products sector

The Packaging Products sector is divided into three groups of activities: the European Boxboard Group, the Containerboard Group and the Specialty Products Group.

4.2.1.1	European Boxboard Group

In Europe, Cascades operates two mills, one in France and one in Sweden that produce coated boxboard made of virgin fiber. With a total annual production capacity of 210,000 metric tonnes, these two plants employ close to 450 employees.

The following table provides information on the manufacturing plants of the European Boxboard Group. This information includes annual production capacity of the facilities and the products manufactured in 2013 :

Facilities	Products / Services	Annual capacity in metric tonnes
LaRochette, France	Virgin coated boxboard	150,000
Djupafors, Sweden	Virgin coated boxboard	60,000

As at December 31, 2013, the Corporation also held a 57.61% investment in Reno de Medici S.p.A. (“RdM”), the second largest European producer of recycled coated boxboard. RdM is a public company listed on the Milan stock exchange. RdM operates six (6) mills and two (2) sheeting centers. Its annual production capacity is 900,000 metric tonnes and it employs close to 1,400 employees. Information concerning RdM’s production facilities can be found at www.renodemedici.it.

Sales for the European Boxboard Group stood at $837 million in 2013 compared to $791 million in 2012, including the sales of RdM which are fully consolidated.

4.2.1.2	Containerboard Group

The Containerboard Group, conducting business under the name Norampac, employs close to 4,300 employees in its thirty-one (31) mills and converting plants located in Canada and in the United States. This network produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. The Containerboard Group operates five (5) linerboard and corrugated medium mills as well as two (2) premium coated boxboard mills having a combined annual production capacity of 1,225,000 short tons. Except for one corrugated medium mill in the United States, all of the Group’s mills are located in Canada. The products manufactured by the seven manufacturing mills consist of 24% linerboard, 58% corrugated medium and 18% boxboard. In 2013, approximately 50% of their output was converted by Norampac’s twenty-one (21) corrugated products converting plants and three (3) folding cartons plants, all strategically located across Canada and the Northeastern United States. The Containerboard Group purchases all of its needs in virgin fiber in Québec and Ontario, and purchases 72% of its recycled fiber in Canada and the rest in the United States. Recycled fiber accounts for approximately 74% of their total pulp and fiber consumption. Products are delivered mainly by truck, rail or a combination of both.

Annual Information Form

On November 27, 2013, the Containerboard Group announced an agreement with Maritime Paper Products Limited (MPPL) to create a joint arrangement for their corrugated board activities located in the Atlantic Provinces. The Group’s units located in Newfoundland and Moncton were integrated with those of MPPL’s on February 1, 2014, ensuring future growth for the joint arrangement and a more comprehensive range of products for its customers. The Containerboard Group holds 40% of the joint venture and supplies it with containerboard, while MPPL oversees the management of the converting operations, as the majority owner.

In 2013, the Containerboard Group increased its production capacity through its 59.7% participation in Greenpac Mill LLC. The new mill manufactures light weight linerboard made with 100% recycled fiber and produced its first roll on July 15, 2013. The Greenpac mill will have an annual production capacity of 540,000 short tons. The construction of the mill began in September 2011 on a property adjacent to an existing Norampac facility in Niagara Falls (New York).

In 2013, the corrugated sector was involved in projects relating to new packaging. A new hybrid packaging type was developed as the result of a joint effort on the part of Cascades’ Inopak division and the Norampac Drummondville facility. Together, they designed a new corrugated and P.E.T. packaging that will not only optimize operations for its customers but will also reduce their environmental impact. As for the folding carton sector, a new range of products (Ecobistro (®) liners) was marketed for the quick service restaurant industry (QSR). This product is made of 100% recycled non-bleached fiber and is grease proof. As well, a new folding cardboard was designed to provide conversion plants with an alternative to extruded polyethylene. The water- based coating makes this product recyclable, repulpable and biodegradable.

In 2013, consolidated sales of this Group amounted to $1,314 billion, compared to $1,189 billion in 2012, mainly allocated as follows: sales related to manufacturing activities amounted to $630 million, compared to $546 million in 2012, while the converting sector sales amounted to $987 million, compared to $926 million in 2012. 70% of the consolidated sales were made in Canada and 30% in the United States. Sales in the amount of $21.6 million were made to Niagara Sheets, LLC, held by the Corporation at 24.5%, while $4.6 million of sales were made to Corpap Inc., held by Cascades at 33.33% and sales in the amount of $1.2 million were made to Abzac Inc., held by Cascades at 40%. Its own sales force carries out the sales of this Group together with sales agents for export purposes.

Annual Information Form

The following table lists the mills and converting plants of the Containerboard Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2013:

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Annual Capacity in short tons
Norampac Industries Inc., Niagara Falls Division, New York	100% recycled corrugating medium	275,000
Kingsey Falls, Québec	100% recycled linerboard	103,000
Cabano, Québec	Corrugating medium in various basis weights	242,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	173,000
Jonquière, Québec	100% virgin to 100% recycled coated boxboard	159,000
East Angus, Québec	100% recycled coated boxboard	79,000

Converting		Shipments in square feet (000)
Newfoundland, St. John’s	Corrugated packaging	101,000	(1)
Moncton, New Brunswick	Corrugated packaging	292,000	(1)
Drummondville, Québec	Corrugated packaging	1,028,000
Victoriaville, Québec	Corrugated packaging	301,000
Vaudreuil, Québec	Corrugated packaging	940,000
Viau, Montréal, Québec	Corrugated packaging	785,000
Belleville, Ontario	Corrugated packaging	215,000
Etobicoke, Ontario	Corrugated packaging	505,000
Jellco, Barrie, Ontario	Corrugated packaging	165,000
St. Marys, Ontario	Corrugated packaging	1,012,000
Vaughan, Ontario	Corrugated packaging	2,211,000
Lithotech, Scarborough, Ontario	Single face laminate	230,000
Bird, Guelph, Kitchener, Windsor Ontario	Corrugated packaging	241,000	(2)
Winnipeg, Manitoba	Corrugated packaging	612,000
Calgary, Alberta	Corrugated packaging	576,000
Richmond, British Columbia	Corrugated packaging	422,000
Norampac New York City Inc.,New York	Corrugated packaging	693,000
Norampac Schenectady Inc.,New York	Corrugated packaging	553,000
Norampac Industries, Inc., Lancaster Division, New York	Corrugated packaging	368,000
Norampac New England Inc.,Thompson, Connecticut	Corrugated packaging	267,000
Mississauga, Ontario	Processing and printing of boxboard for folding cartons	420,000
Cobourg, Ontario	Processing and printing of boxboard for folding cartons	518,000
Montréal, Québec	Processing and printing of boxboard for folding cartons	313,000
Winnipeg, Manitoba	Processing and printing of boxboard for folding cartons	553,000
Lachute, Québec	Processing and printing of boxboard for folding cartons	119,000	(3)

Services
Art & Die, Etobicoke, Ontario	Graphic art and printing plates	N/A

(1)	These two (2) units were integrated with those of Maritime Paper Products Limited (MPPL) on February 1, 2014.
(2)	In April 2012, Norampac purchased Bird Packaging Limited, which became a division of Cascades Canada ULC on December 31, 2012.
(3)	In April 2013, the Lachute plant ceased its activities.

Annual Information Form

4.2.1.3	Specialty Products Group

The Specialty Products Group operates in four (4) main sectors of activity, namely: industrial packaging, consumer packaging, specialty papers, and recovery and recycling. This Group operates forty-six (46) facilities located in North America and Europe, including twenty-three (23) recovery centers in Canada and the United States. It employs more than 2,700 employees. In 2013, sales of this Group amounted to $774 million compared to $791 million in 2012.

a)	Industrial Packaging

The Industrial Packaging sector is active in four (4) markets : protective packaging, specialty containers, structural components and paperboard and fiber composites. Products include Technicomb® and Flexicomb® honeycomb paperboard, Multiboard™ laminated paperboard and Uncoated Recycled paperboard (URB).

Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated paperboard, obtained in part within the Cascades network, into industrial packaging materials. The core product line is used by the pulp and paper industry, such as roll headers and paperboard packaging for rolls of newspaper. Cascades Conversion Inc. also manufactures roll edges that are sealed with heat plate equipment. The sales for these mills are driven by their own sales force. In 2013, one customer accounted for 14% of sales and the principal geographic market is the United States with 74%, followed by the Province of Québec (Canada) at 15% and by other Canadian provinces at 11%.

Cascades Rollpack S.A.S operates two (2) plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard supplied by the European paper mills. The sales of these mills are made through their own sales forces. In 2013, the largest customer accounted for 11% of products sold and the principal geographic market is Europe, with Germany at 41%, France at 28% and Scandinavia at 12%.

Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated paperboard (Multiboard™) used in many industrial sectors such as furniture backing and specialty containers. Cascades Enviropac in Berthierville (Québec) and Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general. Cascades Enviropac in St. Césaire (Québec) and Aurora (Illinois) manufacture uncoated paperboard partitions for beer, wine and glass container producers. The sales of these converting plants are handled by their own sales representatives and by sales agents. In 2013, their most important customer accounted for 19% of sales. The principal geographic market is the United States at 59% followed by the Province of Ontario with 18%, Québec at 18%, and by other Canadian provinces at 5%. The supply of uncoated paperboard is principally obtained within the Cascades network.

Cascades Papier Kingsey Falls (Québec) produces uncoated recycled paperboard (URB) using 100% recycled fiber. This board is mainly used by packaging converters and industrial users of headers and wrappers for the paper industry, as well as partitions used as protective packaging. This division produces approximately 90,000 metric tons of which 48% are sold to affiliated companies while the balance is sold to third parties of whom three represent respectively 6%, 4% and 3% of sales. 63% of total sales are made to customers located in Québec, followed by the United States with sales at 33%. Raw material is sourced principally in Québec (90%), as well as in Ontario (4%). Products are principally delivered by truck, rail, and ships.

The following table lists the main mills of the industrial packaging business sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2013:

Facilities	Products	Annual capacity in metric tonnes
Cascades Conversion Inc. Kingsey Falls, Québec	Roll headers and wrappers	65,000
Converdis inc. Berthierville, Québec	Roll headers and wrappers	50,000
Cascades Sonoco Inc. Birmingham, Alabama	Roll headers and wrappers	50,000
Cascades Sonoco Inc. Tacoma, Washington	Roll headers and wrappers	30,000
Cascades Rollpack S.A.S. Saulcy-sur-Meurthe, France	Roll headers and packaging reams	45,000
Cascades Chatenois S.A.S. Châtenois, France	Packaging reams	25,000
Cascades Multi-Pro Drummondville, Québec	Laminated paperboard and specialty containers	15,000
Cascades Enviropac Berthierville, Québec	Honeycomb packaging products	8,000
Cascades Enviropac - St-Césaire, Québec	Uncoated paperboard partitions	7,000
Cascades Enviropac HPM LLC Grand Rapids, Michigan	Honeycomb packaging products and other packaging products	10,000
Cascades Enviropac Aurora, Illinois	Uncoated paperboard partitions	8,000
Cascades Papier Kingsey Falls, Québec	Uncoated paperboard	93,000

Annual Information Form

b)	Consumer Packaging

Two (2) mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec), and Cascades Moulded Pulp, Inc., in Rockingham, North Carolina (United States). The manufactured moulded pulp products sector is primarily destined for poultry farms and the quick-service restaurant business in Canada and the United States. This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, namely, UltraCelle30™ and beverage carry trays marketed as UltraFit™, designed for the quick service restaurant industry. These mills were awarded the 2012 McDonald’s U.S. Supplier Summit Award and the 2012 Havi Global Solutions Supplier of The Year Award. Sales representatives and a network of sales agents serve customers. Raw material for these moulded pulp products is composed of 100% recycled material.

Plastiques Cascades, located in Kingsey Falls (Québec),and Cascades Plastics Inc., located in Warrenton (Missouri), cater to the food industry. They design and manufacture polystyrene foam food trays for the packaging of meat, poultry and seafood for food processors and retailers. They also produce a complete line of plates and bowls made of foamed polystyrene, marketed under the Gusto™ and EVOK ® brands, destined to the food service industry. The principal raw material used is foamed polystyrene. In 2013, they launched a new product line in Canada, namely, EVOK®, the first polystyrene food tray in North America made with recycled material, UL validated. Sales representatives and a network of sales agents serve customers in Canada and the United States.

Plastiques Cascades - Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec),recycles waste plastic generated by curb-side recovery programs and industrial waste. They offer two product lines : the first one is decking boards made with 100% recycled plastic commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic. The second line consists in furnishings for outdoor use, commercialized under the name Urbain Design®. Products are sold through sales representatives, manufacturing agents and distributors.

Cascades Inopak located in Drummondville (Québec), specializes in the extrusion of rigid plastic sheets and its conversion by thermoforming into a variety of containers. It also manufactures containers by an injection moulding process. It mainly caters to the food industry, in manufacturing an array of product lines of food packaging destined to processors and retailers. They are sold under the following brand names: Benpac™, Deli-Tray™, Eko-sens™, Versatile™, Versatub™, IntegralTM and VentedTM. The Vu-PakTM line is mostly used for the packaging of none food items. Frig-O-Seal® is a reusable food container line sold through retailers to consumers. It also markets a complete product line of coin wrappers to the Numismatic industry, known as Plastichange®. Products are sold through distributors and agents. Mainly, the raw materials which are used are a blend of virgin polyethylene terephtalate (PET) and 60 % Recycled PET, marketed as Re1™. It also converts barrier PET, polypropylene (PP) and PVC. into packaging and containers.

NorCan Flexible Packaging Inc., owned by Cascades at 56.5%, is located in Mississauga (Ontario),and is specialized in the manufacturing of flexible film for packaging. This company offers a wide variety of resin and additives to meet customers’ needs mainly in the frozen foods, bakery and ice industries.

Sales of these consumer product packaging units are allocated as follows:

Territory	2012 (%)	2013 (%)
Québec	30	32
Ontario	11	10
The rest of Canada	4	6
United States	55	51

The following table lists the plants and mills in the consumer packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2013 :

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades Kingsey Falls, Québec	Polystyrene foam food packaging, plate and bowls	9,500,000
Cascades Plastics Inc. Warrenton, Missouri	Polystyrene foam food packaging	8,500,000
Plastiques Cascades - Re-Plast Notre-Dame-du-Bon-Conseil, Québec	Out-door furniture, plastic lumber for decking	2,500,000
Cascades Inopak Drummondville, Québec	Plastic coin wrappers, food packaging	5,000,000
NorCan Flexible Packaging Inc. Mississasuga, Ontario	Film packaging	7,148,000
Cascades Forma-Pak Kingsey Falls, Québec	Egg filler flats and beverage carry trays	15,500,000
Cascades Moulded Pulp, Inc. Rockingham, North Carolina	Egg filler flats and beverage trays	8,700,000

Annual Information Form

c)	Specialty Papers

Cascades Lupel, located in Trois-Rivières (Québec),manufactures backing for vinyl flooring sold under the trademarks Endorex™ Absorbak™ and Inorex™. Sales are made primarily in the United States (79%), Canada (15%) and in Mexico and Europe (6%). The products are delivered principally by truck. The raw materials are easily available and the mill sources 69% of its needs from the United States, the remainder is sourced in Canada. Three customers accounted for respectively 48%, 36% and 14% of sales, other customers accounted for 2%.

The Cascades East Angus (Québec), mill manufactures several types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating and paper which withstands grease or moisture. They are marketed under the trademarks Cascades EnviroKraft™ and Cascades RobustKraft™. The majority of its sales are in the United States (61% in 2013). Products are delivered principally by truck. Its most important customer accounts for 14% of sales. Its products may contain 30 % to 100 % of recycled fibers depending on customer requirements. By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.

Cascades Auburn Fiber (Maine), United States with an annual capacity of 75,000 short tonnes, manufactures from waste paper material a de-inked pulp used for the production of tissue and fine paper. 45% of sales are made in the United States and 55% are made in Canada. In 2013, 40% of the output of this facility was used by the operating units within the Cascades Group, of which 19% was used by the Tissue Papers Group. Of the remaining 60% of sales, one customer accounted for 21%.

Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec), and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fiber (35%) and recycled fiber (65%). The products are sold under such names as Cascades EnviroJet,™, Rolland Enviro100™, Rolland Opaque50™, Rolland Hitech50™, ReproPlus®50, Superfine Linen Record™, Colonial Bond™ and Security Papers™. Through its sales representatives, the Rolland Division sells 53% of its products in Canada, 30% in the United States and 17% at export. Two customers respectively accounted for 26% and 17% of sales.

The Breakey Fibers Division, located in Sainte-Hélène-de-Breakey (Québec), operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fiber. The Breakey Fibers Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2013, 64% of the output of this facility was used at the Rolland Division and 25% by operating units within the Cascades Group. The remaining production (11%) is sold on the open market.

The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 115,000 short tons. The Centre offers warehousing services with a capacity of 7,000 short tons. It offers sheeting, warehousing and distribution services to the other divisions of the specialized papers sector as well as to outside customers.

The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2013:

Facilities	Products / Services	Annual capacity	MT : metric tonnes ST : short tonnes
Cascades Lupel Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000	MT
Cascades East Angus, Québec	Manufacture of kraft paper	100,000	MT
Cascades Auburn Fiber, Maine	Manufacture of de-inking kraft pulp	75,000	ST
Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme, Québec	Manufacture of uncoated fine paper	155,000	ST
Cascades Fine Papers Group Inc., Breakey Fibers Division Sainte-Hélène-de-Breakey, Québec	Manufacture of de-inked kraft pulp	75,000	MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme, Québec	Converting of fine papers, kraft and chipboard	115,000	ST

d)	Recovery and Recycling

In 2013, Cascades Récupération, through its recovery center located in Lachine (Québec), and its brokerage activities handled more than 55,000 metric tonnes of recyclable materials, of which 52,000 metric tonnes were fibers. In this same period, 99% of its sales were in Canada, and 1% in the United States. Most of its business is done within the Cascades Group or its partners. Waste paper supply is mainly obtained from industrial, commercial and institutional users.

Cascades Recovery Inc., owned by Cascades at 73%, provides services to recover and process discarded materials for municipal, graphic, industrial, commercial, consumer products and institutional sectors. Services are offered across Canada and the Northeastern United States with 19 recovery facilities. Marketing and brokerage offices are located in Boston (Massachusetts), Charlotte (North Carolina), Chicago (Illinois) and Montréal, Toronto, and Vancouver (Canada). In 2013, the Group shipped over 1.38 million metric tonnes through its recovery facilities and brokerage business with 52% of sales in Canada, 40% in the United States and almost 8% in China.

Annual Information Form

4.2.2	Tissue Papers Sector

The Tissue Papers Group is a manufacturer, converter and marketer of a wide variety of paper products intended for the Away-from-Home and consumer products markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, North River®, Cascades®, Cascades Elite® and Wiping Solutions® in the Away-from-Home Canadian and American markets. In the consumer products market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice® and under some secondary marks in the United States. In 2013, one client accounted for 35% of sales in the consumer products market. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounted for 79% of parent roll sales. In 2013, one client accounted for 13% of overall sales in the consumer products, Away-from-Home markets, and parent rolls. Products are sold principally through a direct sales force, and are delivered by truck.

In 2011, the Tissue Papers Group launched an ultra quality bath tissue paper and a premium quality hardwound roll towel for the consumer products markets. These products are made with Atmos, an innovative manufacturing technology used exclusively by Cascades in North America. Originally developed by Voith in Brazil, this “TAD like” process produces high end products similar to the fluffy and absorbent paper offerings produced with the traditional Through-Air-Drying (TAD) technology. The acquisition and start-up of Atmos at the Candiac tissue paper mill required a $30 million dollar investment. These new products are sold under the Cascades® brand and private labels. In 2012, this Group redefined hand hygiene by bringing a first-ever antibacterial paper towel to the Away-from-Home United States market. Cascades antibacterial paper towels provide a simple and effective way to further reduce bacterial contamination and transmission. It is also among the largest providers of Green Seal™ certified towel and tissue products in North America.

The Tissue Papers Group’s sales for 2013 amounted to $1.033 million compared to $979 million in 2012. In 2013, production was sold as follows: 80% in the United States, 19% in Canada and 1% in other countries. The Canadian mills generated 51% of total revenues in Canada and 49% in the United States. The American mills generated 97% of total revenues in the United States. 18 manufacturing and converting plants employ more than 2,100 employees.

The Candiac plant in Québec manufactures tissue paper and converts it into bathroom tissue and paper towels. These products are mainly sold in the consumer products market in Canada and in the United States. The production not converted at the Candiac mill is transferred to the Laval, Lachute and Papersource (Québec), and Waterford (New York), United States plants or is sold in parent rolls to other converters.

The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue. These products are mainly destined to the Canadian and American Away-from-Home markets. This facility received a gold LEED-CI certification in 2012 from the Canada Green Building Council (CaGBC).

The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food service industry.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fiber and converts it into bathroom tissue and facial tissue. These products are mainly sold in the consumer products market as well as the Away-from-Home markets, both in Canada and the United States. The production not converted is transferred to the Laval, Lachute and Papersource (Québec),and Waterford, New York plants or is sold in parent rolls to other converters.

The Toronto plant in Ontario converts tissue paper made of recycled fiber into bathroom tissue, paper towels and paper napkins. These products are mainly sold in the Canadian and American consumer products market.

The two Toronto PM mills in Ontario produce parent rolls made of recycled fiber and virgin fiber. The production is transferred to the Toronto (Ontario), Papersource (Québec) and Waterford (New York) plants or sold to other converters.

The Papersource mill in Granby (Québec) converts tissue paper into bathroom tissue, paper hand towels and facial tissue. These products are mainly sold in the Canadian and American Away-from-Home markets.

Cascades Tissue Group - North Carolina, at its Rockingham plant, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue. These products are mainly sold in the American Away-from-Home markets. The production not converted is transferred to the Waterford (New York) and Kinston (North Carolina) plants or sold to other converters.

Cascades Tissue Group - IFC Disposables Inc.’s plant located in Brownsville (Tennessee) specializes in the converting of non-woven fiber into industrial wipes sold in the Away-from-Home markets in the United States and Canada.

Cascades Tissue Group - Wisconsin’s plant, in Eau Claire, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is sold in parent rolls to other converters.

Cascades Tissue Group - Pennsylvania, with plants in Ransom and Pittston, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is transferred to the Waterford (New York), Kingsey Falls (Québec), and Brownsville (Tennessee) plants or is sold in parent rolls to other converters.

Annual Information Form

Cascades Tissue Group - Oregon, in St. Helens, produces parent rolls made of 100% virgin fiber. The production is transferred to the Kingman (Arizona) plant or is sold to other converters.

The Waterford Division of Cascades Tissue Group - New York Inc. specializes in the conversion of towel and tissue paper into bathroom tissue, paper towels, paper napkins and industrial paper hand towels. These products are mainly sold in the consumer products market as well as the Away-from-Home markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fiber. The production is transferred to the Waterford Division (New York) and Papersource (Québec) or is sold to other converters.

Cascades Tissue Group - Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins. These products are mainly sold in the consumer products market in the United States.

The Memphis plant of Cascades Tissue Group - Tennessee Inc. produces parent rolls of tissue paper made from recycled fiber. The production is transferred to the Kingman (Arizona) plant or sold to other converters.

Best Diamond Packaging, LLC, a joint venture, operates a plant in Kinston, North Carolina, and specializes in the conversion of tissue paper into paper napkins for the American food and quick-service restaurant markets.

The following table lists the plants and mills of the Tissue Papers Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2013:

Facilities	Products / Services	Annual capacity in short tons
Manufacturing / Converting
Candiac, Québec	Paper towels, bathroom tissue	77,000
Lachute, Québec	Paper hand towels, bathroom tissue	43,000
Kingsey Falls, Québec	Facial tissue, bathroom tissue	113,000
Cascades Tissue Group - North Carolina, Rockingham	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	63,000
Cascades Tissue Group - Wisconsin, Eau Claire	Paper towels, bathroom tissue, facial tissue and paper napkins	62,000
Cascades Tissue Group - Pennsylvania, Ransom and Pittston	Paper towels, bathroom tissue, facial tissue and paper napkins	63,000
Manufacturing
Toronto PM , Ontario	Parent rolls	64,000
Cascades Tissue Group - Oregon, St-Helens	Parent rolls	77,000
Cascades Tissue Group - Tennessee Inc., Memphis	Parent rolls	46,000
Cascades Tissue Group - New York Inc., Mechanicville	Parent rolls	58,000
Converting
Toronto, Ontario	Paper towels, bathroom tissue, paper napkins	N/A
Laval, Québec	Paper napkins	N/A
Papersource, Granby, Québec	Bathroom tissue, facial tissue and paper hand towels	N/A
Cascades Tissue Group - Arizona Inc., Kingman	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group - New York Inc., Waterford	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC Kinston, North Carolina	Paper napkins	N/A
Cascades Tissue Group - IFC Disposables Inc., Brownsville, Tennessee	Industrial wipes	N/A

Annual Information Form

4.3	Research, Development and Innovation

Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), composed of a staff of more than 40 employees. The Centre provides Cascades’ business units with technical support in solving production problems and improving quality as well as the development of new products and processes. Moreover, the Centre is strongly involved in innovation and sustainable development through its scientific support to the Corporation’s marketing teams.

Following the implementation of its Innovation Management System, which was expanded to all Cascades’ activities, namely finance, production, human resources, services, logistics, and sales and marketing to enhance efficiency and performance at all levels, as well as to develop a culture of innovation. The Cascades innovation management committee (CIMC) is now implementing this strategy, namely “i-LEAD Innovation”. The i-LEAD acronym stands for: i (Innovation), L (Leadership), E (Embraces changes), A (Adapt) and D (Discover). To support the culture of innovation an in-house i-LEAD Innovation Journal was created, where the paper version is now integrated into the Corporation’s quarterly newsletter to employees. An online version is available at www.ilead.cascades.com.

In 2012, Cascades consolidated its Information Technology Service under one single entity, providing a complete IT portfolio of services to all Cascades’ business units. The IT staff is composed of 230 employees. Regarding the implementation of an integrated Enterprise Resource Planning (ERP) system, the Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team, required corporate oversight with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010, and in November of 2010 successfully completed a pilot project in one of its plants. The project team has finalized a detailed blueprint for its manufacturing and some of its converting operations and implemented the solution in some business units as of December 31, 2012 and 2013. The project team is continuing to review the blueprint and programming related to its remaining converting operations and to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project. In 2013, Cascades invested $14 million and $29 million in 2012 for the modernization of its financial information system to an ERP information technology system of which $9 million is financed through a loan agreement and will be reimbursed over a period of three (3) years.

4.4	Competitive Conditions

4.4.1	Our Markets

Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including price, customer service, geographic location, quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.

According to RISI, the total U.S. coated recycled boxboard production for folding carton was approximately 2.1 million tons in 2013, stable compared to the previous year. We estimate that total capacity for coated recycled boxboard in North America totalled approximately 2.5 million tons in 2013. The five largest manufacturers, Graphic Packaging International, RockTenn, Paperworks Industries., Cascades, and Fusion Paperboard, would account for approximately 86% of total production capacity according to our estimates. According to the Paper Packaging Council, more than 60% of the U.S. end demand for folding cartons comes from the food and beverage industries.

In 2013, the total containerboard production in North America was approximately 36.6 million tons while total containerboard production capacity totaled approximately 38.6 million tons . the five largest manufacturers, International Paper, RockTenn, Georgia-Pacific, Packaging Corporation of America and Cascades to account for approximately 76% of total production capacity. Total U.S. containerboard production increased by 1.2% in 2013. With respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that approximately 75% of the end demand for corrugated boxes comes from the non durable goods industries according to the Fiber Box Association.

Demand in the U.S. tissue paper market reached approximately 8.5 million tons in 2013. Total tissue production capacity in North America totaled approximately 9.5 million tons during the same period. We estimate the five largest manufacturers, Georgia-Pacific, Procter & Gamble, Kimberly-Clark , Cascades and Svenska Cellulosa Aktiebolaget (SCA)to account for approximately 73% of total production capacity. The tissue paper market consists of both the consumer products and Away-from-Home markets. Shipments of consumer products and Away-from-Home tissue products totaled approximately 69% and 31%, respectively, of total U.S. tissue paper shipments in 2013. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 1.1% compound annual growth rate since 2005.

4.4.2	Our Competitive Strengths

Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the two leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated boxboard in Europe. We believe our leading market positions and our environmental focus gives us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.

Fully Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created the closed-loop systemTM that enables us to manufacture our products efficiently for

Annual Information Form

our customers. In North America, 28% of the recycled fibers that we use in our products come from our own recovery, converting and other collection facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products.

Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty paper products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.

Strong Presence in Consumer-Oriented End Markets. Our paper packaging, tissue and specialty paper products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products.

4.5	Cyclical Considerations

Cascades is a diversified producer of packaging products and tissue paper with operations in Canada, the United States and Europe. The Corporation has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Corporation believes that its products, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Corporation is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of the raw materials, particularly recycled fibers.

4.6	Environmental Protection

4.6.1	Regulations

The Corporation’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Corporation is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the heading “RISK FACTORS”, on page 37 of Management’s discussion and analysis in the 2013 Annual Report, which item is incorporated by reference.

In 2013, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows:

Country	Capital Expenses	Operating Costs
Canada	$3,813,723	$38,860,228
United States	$3,250,737	$20,834,701
Europe	$1,278,764	$4,078,453
Total	$8,343,224	$61,773,381

4.6.2	Environmental Mission

Since one of the deeply ingrained values of the Corporation is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Corporation’s website at www.cascades.com.

4.7	Reorganizations

In 2013, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some minor reorganizations of the subsidiaries of the Corporation could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Corporation.

Annual Information Form

4.8	Social Policies

The Corporation has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates. A copy of the Code is available upon written request to the Corporate Secretary at the following address:

Cascades Inc.

Corporate Secretariat

404, Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

The Code and the corporate policies referred to in the document are also available on the Corporation’s website at www.cascades.com.

4.9	Risk Factors

We refer the reader to Management’s Discussion and Analysis in the 2013 Annual Report, specifically on page 37 under the heading “RISK FACTORS”, incorporated by reference herein.

ITEM 5 - DIVIDENDS AND DISTRIBUTIONS

In 2011, 2012 and 2013, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board of Directors.

ITEM 6 - CAPITAL STRUCTURE

6.1	General description of capital structure

The share capital of the Corporation is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Corporation. As at March 14, 2014, there were 93,903,244 Common Shares issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Corporation or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Corporation or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” Preferred Shares are entitled to receive, out of the assets of the Corporation , the amount paid in consideration of each share held by them. The holders of Class “A” and “B” Preferred Shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Corporation are, as of the date hereof, issued and outstanding.

6.2	Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issuer or a security. Rating for issuers or for debt instruments are presented in ranges by each of the rating agencies. The highest qualities of securities are rated AAA in the case of Standard & Poor’s (“S&P”) and Dominion Bond Rating Services (“DBRS”), or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system (http://www.standardandpoors.com/ratings/definitions-and-faqs/en/us), notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system (https://www.moodys.com/Pages/amr002002.aspx), notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system (http://dbrs.com/ratingPolicies/list/name/rating+scales), long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Annual Information Form

Credit Risk	Moody’s	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source: Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”

Cascades is rated by S&P, Moody’s and DBRS. The Corporation’s corporate debt rating by these three agencies are listed below :

Rating agency	Corporate Debt Rating	Qualitative	Most recent update
S&P	B+	Stable outlook	May 2013
Moody’s	Ba2	Stable outlook	December 2013
DBRS	BB	Stable outlook	June 2013

It is to be noted that the credit ratings given to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future if in its judgment circumstances so warrant. The Corporation is not responsible for credit ratings given by the rating agencies.

ITEM 7 - MARKET FOR SECURITIES

7.1	Trading Price and Volume

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange - Market price range - Year 2013

Month	High	Low	Closing Market Price	Trading Volume
January	4.56	4.07	4.37	1,689,394
February	4.92	4.32	4.40	932,180
March	4.56	4.09	4.50	1,787,141
April	4.99	4.37	4.92	2,962,611
May	5.25	4.30	5.16	5,131,031
June	5.80	5.08	5.80	3,046,260
July	6.11	5.67	5.86	2,111,508
August	6.00	5.59	5.69	1,128,248
September	6.08	5.08	5.99	1,050,777
October	6.02	5.41	5.84	847,934
November	6.48	5.60	6.39	3,162,171
December	6.92	6.32	6.88	1,315,620

In 2012, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2012 and continued until March 14, 2013. The notice enabled Cascades to acquire up to 4,725,273 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 1, 2012. As of March 13, 2013, the Corporation had redeemed 482,686 Common Shares at an average weighted cost of $4.33.

Annual Information Form

In 2013, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2013 and continued until March 14, 2014. The notice enabled Cascades to acquire up to 2,816,753 Common Shares, representing approximately 3% of the issued and outstanding Common Shares as of March 1, 2013. As of March 13, 2014, the Corporation had redeemed 49,600 Common Shares at an average weighted cost of $4.91.

On March 13, 2014, Cascades announced that the Toronto Stock Exchange had accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 17, 2014 and will cease on March 16, 2015. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 1,502,206 Common Shares, which represents approximately 1.6% of the 93,887,849 issued and outstanding Common Shares as at March 1st, 2014.

ITEM 8 - DIRECTORS AND OFFICERS

The Directors of the Corporation are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1	Name, Occupation and Security Holding

The following table sets out the name, age and place of residence of each Director, its principal occupation, the year in which he or she first became a director of the Corporation, the number of common shares of the Corporation beneficially owned directly or indirectly by him or her, the number of deferred share units he or she holds, if the Director sits on boards of directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation.

Bernard Lemaire Age 77 Austin (Québec) Canada Non-Independent Director since : 1964	Principal occupation :	Director
	Committee(s) :	Administrative
	Skills and Experience :	Former CEO Pulp and Paper Industry Finance International Experience
2013 Annual Meeting Votes in favour (%) : 92.31
One of the founders of Cascades, Mr. Lemaire has been a Director of the Corporation since 1964. He was President of the Corporation from its creation until 1992 and Chairman of the Board of Directors from 1992 to May 2008. He is a member of the Administrative Committee. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales - Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. In 2004, he was conferred a Doctorat Honoris Causa by the Université du Québec in Trois-Rivières (Québec) in recognition of his acclaimed reputation in the business world and his unwavering commitment to social responsibility. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Knight of the National Order of the Legion of Honour of the French Republic.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares (2)	DSUs	Shares (2)	DSUs
13,214,159	—	13,214,159	—	—	90,913,414

Laurent Lemaire Age 75 Warwick (Québec) Canada Non-Independent Director since : 1964	Principal occupation :	Vice-Chair of the Board
	Committee(s) :	Administrative
	Skills and Experience :	Former CEO Pulp and Paper Industry Finance / Accounting International experience
2013 Annual Meeting Votes in favour (%) : 92.31
One of the founders of Cascades, Mr. Lemaire is Vice-Chair of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian-based public company, manufacturer of coated and recycled boxboard. Mr. Lemaire is an Officer of the Order of Canada.

Annual Information Form

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares (3)	DSUs	Shares (3)	DSUs
12,442,504	—	12,271,901	—	170,603	85,604,428

Alain Lemaire Age 66 Kingsey Falls (Québec) Canada Non-Independent Director since : 1967	Principal occupation :	Executive Chair of the Board
	Committee(s) :	Administrative
	Skills and Experience :	Former CEO Pulp and Paper Industry Environment, Health and Safety / Social Responsibility International experience
2013 Annual Meeting Votes in favour (%) : 91.77
One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He his a member of the Administrative Committee. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke. In 2013, he received an Honorary Doctorate in Civil Law from Bishop’s University in Lennoxville (Québec). Mr. Lemaire is an Officer of the Order of Canada.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares (4)	DSUs	Shares (4)	DSUs
4,964,377	—	4,947,929	—	16,448	34,154,914

Paul Bannerman Age 70 Montréal (Québec) Canada Independent (1) Director since: 1982	Principal occupation :	Chairman of the Board of Directors Etcan International, Inc.
Committee(s) :
	Skills and Experience :	CEO Sales/Marketing Pulp and Paper Industry

Mr. Bannerman is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University. Mr. Bannerman intends to retire from the Corporation’s Board of Directors and is not standing for re-election at the next Annual General Meeting of Shareholders.

INFORMATION ON EQUITY HOLDINGS AS DIRECTOR
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares (4)	DSUs	Shares (4)	DSUs
661,844	40,962	661,844	32,739	8,223	4,835,305

Annual Information Form

Louis Garneau Age 55 St-Augustin-de-Desmaures (Québec) Canada Independent (1) Director since: 1996	Principal occupation :	President Louis Garneau Sports Inc.
	Committee(s) :	Human Resources
	Skills and Experience :	CEO Human Resources / Compensation Pulp and Paper Industry Sales / Marketing
2013 Annual Meeting Votes in favour (%) : 94.24
Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
5,018	38,035	5,018	32,739	5,296	296,205

Sylvie Lemaire Âge 51 Otterburn Park (Québec) Canada Non-Independent Director since: 1999	Principal occupation :	Director of companies
	Committee(s) :	Environment, Health and Safety (Chair) Corporate Governance and Nominating
	Skills and Experience :	Former CEO Sales / Marketing Environment, Health and Safety Pulp and Paper Industry
2013 Annual Meeting Votes in favour (%) : 84.08
Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbant products, where she held the position of President until 2007. She is Chair of the Environment, Health and Safety Committee and a member of the Corporate Governance and Norminating Committee. Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares (5)	DSUs	Shares (5)	DSUs
331,287	38,035	481,287	32,739	(144,704)	2,540,935

Annual Information Form

David McAusland Age 60 Beaconsfield (Québec) Canada Independent (1) Director since : 2003	Principal occupation :	Partner McCarthy Tétrault
	Committee(s) :	Human Resources (Chair) Corporate Governance and Nominating
	Skills and Experience :	International Senior Executive Human Resources / Compensation Corporate Governance Mergers and Acquisitions
2013 Annual Meeting Votes in favour (%) : 93.33
Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and a member of the Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of certain not-for-profit organizations such as the Montreal General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
4,000	41,695	4,000	32,739	8,956	314,382

James B.C. Doak Age 58 Toronto (Ontario) Canada Independent (1) Director since : 2003	Principal occupation :	President and Managing Director Megantic Asset Management Inc.
	Committee(s) :	Corporate Governance and Nominating (Chair) Audit and Finance
	Skills and Experience :	CEO Financial Expert Corporate Governance International Experience
2013 Annual Meeting Votes in favour (%) : 93.56
An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit and Finance Committee and Chair of the Corporate Governance and Nominating Committee. Mr. Doak is a member of the Audit and Finance Committee of Khan Resources Inc. a uranium exploration and development company. He is also a director and Chair of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Airbus Helicopters Canada Limited, a subsidiary of EADS, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto. Mr. Doak is a Knight of the National Order of the Legion of Honour of the Republic of France.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
—	38,035	—	32,739	5,296	261,681

Annual Information Form

Georges Kobrynsky Age 67 Outremont (Québec) Canada Independent (1) Director since : 2010	Principal occupation :	Director of companies
	Committee(s) :	Audit and Finance (Chair) Environment, Health and Safety Lead Director
	Skills and Experience :	Senior Executive Pulp and Paper Industry Finance / Accounting Environment Health and Safety
2013 Annual Meeting Votes in favour (%) : 98.22
Mr. Kobrynsky is a director of companies. He is Chair of the Audit and Finance Commitee and a member of the Environment, Health and Safety Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is Vice-Chairman of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes and Chair of the Compensation, Corporate Governance and Nominating Committee.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
—	15,183	—	10,568	4,615	104,459

Élise Pelletier Age 53 Chambly (Québec) Canada Independent (1) Director since : 2011	Principal occupation :	Management and Human Resources Consultant
	Committee(s) :	Human Resources
	Skills and Experience :	Senior Executive Pulp and Paper Industry Human Resources / Compensation
2013 Annual Meeting Votes in favour (%) : 80.57
Ms. Pelletier is a management and human resources consultant. Before retiring in 2003, she accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., during the period between 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee. She holds the degree of Bachelor in Industrial Relations from the Université de Montréal.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
1,000	8,014	782	3,614	4,618	62,016

Annual Information Form

Sylvie Vachon Age 54 Longueuil (Québec) Canada Independent (1) Director since : 2013	Principal occupation :	President and Chief Executive Officer The Montreal Port Authority
	Committee(s) :	Environment, Health and Safety
	Skills and Experience :	CEO Environment, Health and Safety Government Affairs Human Resources
2013 Annual Meeting Votes in favour (%) : 98.18
Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for this federal agency. She is a member of the Environment, Health and Safety Committee. She is Chair of the Board of Directors of the Association of Canadian Port Authorities. Ms. Vachon is Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitain cluster. She is a governor member of the Board of Directors of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also sits on the Board of Directors of the Cercle des présidents (Québec). In 2010, she received the “Professionnelle émérite” award from the Ordre des conseillers en ressources humaines et en relations industrielles agréés du Québec. She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
—	2,486	—	0	2,486	17,104

Laurence G. Sellyn Age 64 Beaconsfield (Québec) Canada Independent (1) Director since : 2013	Principal occupation :	Executive Vice-President Chief Financial and Administrative Officer Gildan Activewear Inc.
	Committee(s) :	Audit and Finance
	Skills and Experience :	Chief Financial and Administrative Officer Finance / Accounting / Financial Reporting and Disclosure Public and Government Affairs Corporate Governance
2013 Annual Meeting Votes in favour (%) : 98.24
Mr. Sellyn joined Gildan Activewear as Chief Financial Officer in April 1999. Prior thereto, he held several senior management positions within well recognized Canadian public companies. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991.He is a U.K. chartered accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn sits on the Board of Directors of Beyond the Rack Enterprises Inc., an online retailer of fashion and lifestyle brands. He is Chair of the Audit Committee. He also sits on the Board of Directors of Héritage Montréal, whose mission consists in promoting and protecting the architectural, historic, natural and cultural heritage of Greater Montreal.

INFORMATION ON EQUITY HOLDINGS
December 31, 2013		December 31, 2012		Total net change (#)	Total value at risk as of December 31, 2013 ($) (6)
Shares	DSUs	Shares	DSUs
20,000	4,970	20,000	0	4,970	171,794

(1)	“Independent” refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101.
(2)	Held directly or indirectly by Gestion Bernard Lemaire Inc. of which Mr. Bernard Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

Annual Information Form

(3)	Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.
(4)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(5)	242,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.
(6)	The total value at risk is based on the closing share price on December 31, 2013 ($6.88).

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no director or executive officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

a)	is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,

i)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;

ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c)	was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the Corporation’s knowledge, no director or officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Furthermore, to the knowledge of the Corporation, no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Annual Information Form

8.3	Information concerning Executive Officers

Executive Officers	Occupation in the Corporation
Alain Lemaire Kingsey Falls, (Québec)	Executive Chairman of the Board of Directors

Laurent Lemaire Warwick,(Québec)	Vice-Chairman of the Board of Directors

Mario Plourde Kingsey Falls (Québec)	President and Chief Executive Officer

Allan Hogg Kingsey Falls (Québec)	Vice-President and Chief Financial Officer

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Dominic Doré Mont-Saint-Hilaire (Québec)	Vice-President, Information Technology

Hugo D’Amours Saint-Bruno de Montarville (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Canton de Hatley (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Papers Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard Group (Norampac)

Luc Langevin Notre-Dame-des-Prairies (Québec)	President and Chief Operating Officer, Specialty Products Group

During the past five years, each of the Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities for the Corporation or with related or affiliated companies indicated opposite their name, except for Mr. Mario Plourde who was appointed President and Chief Executive Officer on May 9, 2013 and Mr. Hugo D’Amours who was appointed Vice-President, Communications and Public Affairs on January 21, 2013. Prior thereto, Mr. D’Amours was Press Secretary and Director of Media Relations for the Premier of Québec.

As at December 31, 2013, the Directors and Executive Officers of the Corporation listed herein beneficially owned as a group, or exercised control or direction over, directly or indirectly, 32,036,427 Common Shares representing 34.12% of the Common Shares issued and outstanding.

ITEM 9 - LEGAL PROCEEDINGS

In the normal course of operations, the Corporation is party to various legal actions and contingencies, mostly related to contract disputes, environmental, product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2013 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Corporation’s consolidated financial position, results of its operations or its cash flows.

ITEM 10 - TRANSFER AGENTS AND REGISTRARS

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor. The register of transfers of the Common Shares of the Corporation maintained by Computershare is located in the same office in Montreal.

ITEM 11 - MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2013 or in prior years that are still in effect and filed on SEDAR and EDGAR are :

Amended and Restated Credit Agreement, dated February 10, 2011, amongst Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, National Bank of Canada, and a syndicate of lenders named therein, as lenders, as amended on April 14, 2011, May 19, 2011, June 22, 2011, August 30, 2012 and March 1, 2013 (the “Credit Agreement”). Upon the terms of the amended and restated Credit Agreement, the revolving and term credit facilities were consolidated into a new $750 million revolving credit facility maturing in February 2015, this maturity date having been extended to February 10, 2016.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 3⁄4% Senior Notes due 2017.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and Computershare Trust Company of Canada, as trustee, pursuant to which Cascades issued 7 3⁄4% Senior Notes due 2016.

Indenture dated December 23, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 7⁄8% Senior Notes due 2020.

Purchase and Sale Agreement by and amongst Cascades USA Inc., a wholly owned subsidiary of the Corporation, as Seller, Reynolds Group Holdings Limited, as Purchaser, Cascades Inc., as Guarantor, with respect to the sale of all of the issued and outstanding capital stock of Dopaco, Inc. and Dopaco Canada, Inc., dated as of March 3, 2011.

Limited Liability Company Agreement of Greenpac Holding LLC, by and amongst 27102009 USA LLC, a wholly owned subsidiary of the Corporation, 19J LLC, 56P LLC, CDPQ Investment GML Inc. and Containerboard Partners Inc. dated as of June 27, 2011.

Amended and Restated Credit Agreement, by and among Greenpac Holding LLC, as borrower, Caisse de dépôt et placement du Québec et Cascades USA Inc., as Lenders, and Caisse de dépôt et placement du Québec, as Agent to the Lenders, dated as of May 14, 2012.

Joint Venture Formation Agreement between Maritime Paper Products Limited (MPPL) and Cascades Canada ULC in respect of Maritime Paper Products Limited Partnership relating to the integration of the Containerboard Group’s Newfoundland and Moncton plants dated as of November 27, 2013.

ITEM 12 - INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Partnership of chartered professional accountants (“PwC”), is the Independent Auditor of the Corporation who have prepared the Independent Auditor’s report dated March 12, 2014 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2013 and 2012. PwC has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Annual Information Form

ITEM 13 - AUDIT AND FINANCE COMMITTEE

13.1	Composition and mandate

The Audit and Finance Committee (the “Committee”) is composed of Messrs Georges Kobrynsky, (Chair), James B.C. Doak and Laurence G. Sellyn. The Committee is governed by a charter which is attached to this AIF as Schedule A. The Corporation has adopted a Code of Ethics (the “Code”) that applies to all directors, officers and employees. The Code is posted on Cascades’ Website at www.cascades.com. All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and are financially literate.

13.2	Relevant Education and Experience of the Members

The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Name of Committee Member	Relevant Education and Experience
Georges Kobrynsky	Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is Vice-Chairman of the Board of Directors of Supremex Inc.
James B.C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.
Laurence G. Sellyn	Mr. Sellyn is Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

13.3	Independent Auditor’s Services Fees

The following table sets out the fees incurred and paid to the Independent Auditor PricewaterhouseCoopers LLP, Partnership of chartered professional accountants in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries :

SERVICES		FEES
	December 31, 2012	December 31, 2013
Audit Fees (1)	$2,226,236	$1,803,467
Audit-Related Fees (2)	$517,928	$355,413
Tax Fees (3)	$186,103	$188,299
Other Fees (4)	N/A	N/A

Total	$2,930,267	$2,347,179

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services related to auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services regarding compliance with income tax laws.
(4)	Various other services.

Annual Information Form

13.4	Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Corporation’s Audit and Finance Committee has adopted a Pre-approval Policy and Procedures, as amended, for services provided by the Independent Auditor (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Committee.

ITEM 14 - ADDITIONAL INFORMATION

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 14, 2014 for the Annual General Meeting of Shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2013 including Management’s Discussion and Analysis is presented in the Corporation’s 2013 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Corporation’s Corporate Secretary:

(a)	When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

i) one copy of the latest Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii) one copy of the latest Annual Report of the Corporation, a copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying Independent Auditor’s report, and the Management’s Discussion and Analysis and one copy of any interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the Corporation’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and

iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Corporation, at the address indicated below, provided that the Corporation may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Annual Information Form

Most of the above-mentioned information relating to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.cascades.com.

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec J0A 1B0

Telephone: (819) 363-5100

Telecopier: (819) 363-5127

Annual Information Form

SCHEDULE A

CHARTER

OF THE AUDIT AND FINANCE COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. (the « Corporation »)

1.	Purpose

The purpose of this charter is to describe the role of the Audit and Finance Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.	Division of responsibilities

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.	Composition and organization

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

Annual Information Form

4.	Meetings and resources

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.	Duties and responsibilities

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	Financial reporting

•	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•	reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviews financial analysis and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

•	reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

Annual Information Form

5.2	Risk management and internal control

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

•	examines the relevance of any form of financing where the total value of the indebtedness exceeds 5% of the net book value of the Corporation;

•	reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•	while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3	Internal Audit Function

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews the internal audit plan;

•	undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4	Independent Auditor

•	recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•	discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•	reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

Annual Information Form

5.5	Performance Evaluation of the Committee

•	prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.